                   Filed by Delphos Citizens Bancorp, Inc.
           Pursuant to Rule 425 under the  Securities Act of 1933
                  and deemed filed pursuant to Rule 14a-12
                   of the Securities Exchange Act of 1934

                 Subject Company: Delphos Citizens Bancorp, Inc.
                           Commission File No.: 0-28786



      On August 28, 2000, United Bancshares, Inc., an Ohio corporation, and Delphos Citizens Bancorp, Inc., a Delaware corporation, jointly issued the following press release:

FOR IMMEDIATE RELEASE
---------------------
August 28, 2000


N E W S   R E L E A S E
-----------------------


E. Eugene Lehman                          Joseph R. Reinemeyer
President and Chief Executive Officer     President and Chief Executive Officer
United Bancshares, Inc.                   Delphos Citizens Bancorp, Inc.
100 South High Street                     114 East Third Street
Columbus Grove, OH 45830                  Delphos, OH 45833
(419) 659-2141                            (419) 692-2010

                         UNITED BANCSHARES, INC. AND
          DELPHOS CITIZENS BANCORP, INC. SIGN AFFILIATION AGREEMENT

      Columbus Grove, Ohio - United Bancshares, Inc.. (Nasdaq Bulletin Board "UBHO") and Delphos Citizens Bancorp, Inc. (Nasdaq National Market "DCBI") jointly announced today the signing of a definitive agreement for the merger of United and Delphos. United, headquartered in Columbus Grove, Ohio, is the parent company for The Union Bank Company and The Bank of Leipsic Company. Delphos is the holding company for Citizens Bank of Delphos and operates one office in Delphos, Ohio. Upon completion of the merger, Citizens Bank of Delphos is expected to become a separate operating subsidiary of United and will operate under its current name and charter.

      Under the terms of the agreement, United will exchange .8749 shares of its common stock and $5.41 in cash for each of the 1,584,783 outstanding shares of Delphos. Delphos' outstanding stock options will be converted into options to purchase United's common stock. Based on United's closing price of $8.75 on August 25, 2000, the transaction would be valued at $13.07 per Delphos share. United expects the transaction to be accretive to earnings per share in the first year.

      The merger is expected to be consummated in the first quarter of 2001, pending approval by United and Delphos' shareholders, regulatory approval and other customary conditions of closing. Prior to closing, United will apply to list its shares for trading on the Nasdaq National Market. The stock portion received in the transaction is expected to be considered "tax-free" for federal income tax purposes.

      At June 30, 2000, Delphos had total assets of $133.1 million, deposits of $76.5 million and shareholders' equity of $25.7 million. For the twelve months ended June 30, 2000, Delphos reported net income of $1.5 million with an annualized return on assets of 1.18% and a return on shareholders' equity of 6.05%.

      United, through its banking subsidiaries, operates seven banking offices in Allen and Putnam Counties, Ohio. At June 30, 2000, United had total assets of $249.4 million, deposits of $197.9 million and shareholders' equity of $17.4 million. For the twelve months ended June 30, 2000, United reported net income of $2.2 million with an annualized return on assets of 0.94% and a return on shareholders' equity of 12.33%.

      Gene Lehman, President and Chief Executive Officer of United, stated, "We are very pleased to announce this merger with Delphos Citizens Bancorp, Inc. This affiliation is consistent with our previously stated growth plans and provides United with an opportunity to expand into an attractive, adjacent market. Citizens Bank is a great community savings bank with a strong reputation for providing exceptional customer service. Together we will now be well positioned to pursue other growth opportunities. We look forward to welcoming Citizens Bank of Delphos' customers and employees."

      Joe Reinemeyer, President and Chief Executive Officer of Delphos Citizens Bancorp, Inc., stated, "We believe that this transaction will benefit our shareholders, customers, employees and community. Our customers can expect us to offer additional banking products and services and our employees will have the opportunity to grow and prosper as part of a larger company. As part of United we will be in a stronger competitive position in the years ahead."

Safe Harbor

      This news release contains certain forward-looking statements about the proposed merger of United and Delphos. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating United and Delphos, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which United and Delphos are engaged, and changes in the securities markets.

      United and Delphos will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition documents filed with the SEC by United will be available free of charge from the Secretary of United at 100 South Street, Columbus Grove, Ohio 45830, telephone (419) 659-2141. Documents filed with the SEC by Delphos will be available free of charge from the Secretary of Delphos at 114 East Third Street, Delphos, Ohio 45833, telephone (419)692-2010. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      United and its directors and executive officers may be soliciting proxies from United shareholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a filing under Rule 14a-12 made by United with the SEC on August 28, 2000.

      Delphos and its directors and executive officers may be soliciting proxies from Delphos shareholders in favor of the merger. Information concerning the participants in the solicitation is set forth in a filing under Rule 14a-12 made by Delphos with the SEC on August 28, 2000.